EXHIBIT 99.1

Galapagos receives transparency notification from FMR LLC

Mechelen, Belgium; 18 August 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from FMR LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 15 August 2022 from FMR LLC, who notified that it holds 3,740,842 of Galapagos’ voting rights, consisting of 3,740,842 ordinary shares. FMR LLC controls investment funds FIAM Holdings LLC, Fidelity Management & Research Company LLC, Fidelity Management Trust Company and Strategic Advisers LLC, of which Fidelity Management & Research Company LLC increased its position to 3,303,128 voting rights, and no longer holds any equivalent financial instruments, and Strategic Advisers LLC decreased its position to 10,082 voting rights. FMR LLC's holding of 3,740,842 Galapagos' voting rights represents 5.69% of Galapagos' currently outstanding 65,728,511 shares. FMR LLC thus remains above the 5% threshold of Galapagos’ voting rights considering the change in the nature of holdings. The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 3 programs in inflammation, oncology, fibrosis, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is approved and available in the European Union (including Norway), Great Britain and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market